UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

☐         TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                   to

COMMISSION FILE NUMBER 001-34251

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:

MEAD JOHNSON NUTRITION (PUERTO RICO) INC. RETIREMENT SAVINGS PLAN

B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

MEAD JOHNSON NUTRITION COMPANY

2701 PATRIOT BLVD.

GLENVIEW, ILLINOIS 60026

(847) 832-2420

C o n t e n t s

Note: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants of the Mead Johnson Nutrition

(Puerto Rico) Inc. Retirement Savings Plan and

the Mead Johnson Nutrition Company Benefits Committee

We have audited the accompanying statements of net assets available for benefits of Mead Johnson Nutrition (Puerto Rico) Inc. Retirement Savings Plan (the “Plan”) as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2011 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Blackman Kallick, LLP

Chicago, Illinois

June 26, 2012

Mead Johnson Nutrition (Puerto Rico) Inc. Retirement Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2011 and 2010

	2011	2010
Assets
Investments, at fair value	$2,003,205	$1,746,207

Receivables
Employer’s contributions	113,314	108,793
Participants’ contributions	6,596	10,493
Notes receivable from participants	94,698	45,361

Total Receivables	214,608	164,647

Net Assets Available for Benefits, at Fair Value	2,217,813	1,910,854

Adjustment from Fair Value to Contract Value for Fully Benefit-Responsive Investment Contracts	(20,043)	(6,806)

Net Assets Available for Benefits	$2,197,770	$1,904,048

The accompanying notes are an integral part of the financial statements.

Mead Johnson Nutrition (Puerto Rico) Inc. Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2011

Investment Income/(Loss)
Net depreciation in fair value of investments	$(40,618)
Interest and dividends	25,804

Total Investment Loss	(14,814)

Interest Income on Notes Receivable from Participants	3,511

Contributions
Employer’s	208,746
Participants’	131,708

Total Contributions	340,454

Deductions from Net Assets Attributed to
Benefits paid to participants	35,416
Administrative expenses	13

Net Increase	293,722

Net Assets Available for Benefits
Beginning of year	1,904,048

End of year	$2,197,770

The accompanying notes are an integral part of the financial statements.

Mead Johnson Nutrition (Puerto Rico) Inc. Retirement Savings Plan

Notes to Financial Statements

Year Ended December 31, 2011

Note 1 - Description of Plan

The following description of Mead Johnson Nutrition (Puerto Rico) Inc. Retirement Savings Plan (the “plan”) provides only general information. Participants should refer to the plan agreement for a complete description of the plan’s provisions. The plan is a tax-qualified defined contribution plan that is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

General

The plan was established by Mead Johnson Nutrition (Puerto Rico) Inc. (the “Company”), a subsidiary of Mead Johnson Nutrition Company (“MJN”), on February 9, 2009 and covers substantially all employees of the Company. The plan does not cover leased employees or members of a collective bargaining agreement, which does not provide for participation under the plan.

Administration of the Plan

The Company is the plan’s sponsor and administrator. Fidelity Investments Institutional Operations Company, Inc. is the plan’s third-party administrator, and Fidelity Management Trust Company is the plan’s trustee.

Administrative expenses for the plan, including legal, trustee and consulting fees, are paid by the plan, unless paid by the Company. Only expenses paid by the plan are reflected in the plan’s financial statements.

Eligibility

Employees are eligible to participate in the plan upon date of hire provided that they are scheduled to work at least 1,000 hours during a 12-month period.

Participant Contributions

Participants may contribute an amount equal to 1% to 16% (in whole percentages) of their total compensation in 401(k) deferral contributions, after tax contributions or a combination of the two. Participants who have attained age 50 may make catch-up contributions in addition to their regular contributions. All participant contributions are subject to certain limitations under the Puerto Rico Internal Revenue Code. The plan also accepts rollovers from other qualified retirement plans.

Employer Contributions

Employer matching contributions are equal to 100% of a participant’s deferral or after-tax contributions not to exceed 5% of earnings.

The Company also makes additional employer contributions to participants who are employed at the end of the plan year. The additional contribution is calculated as follows:

Age plus Years	Percentage of
of Service	Earnings
Less than 40	2%
40 - 59	3%
Greater than 60	4%

For the five 12-month periods commencing February 9, 2009, the Company makes a transition contribution to certain participants equal to 2% of earnings for each plan year ending within the transition period. To be eligible to receive the transition contribution, a participant must: 1) be employed on the last day of the calendar year or have retired during that calendar year, 2) have been employed by the Company and completed 10 years of service as of February 9, 2009, and 3) have the sum of the participant’s age and years of service equal or exceed 60 as of February 9, 2009.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company’s contributions and allocations of plan earnings, and is charged with an allocation of administrative expenses and plan losses. Participants may transfer assets and change their investment elections at any time and at their discretion. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Participants are immediately vested in all of their accounts.

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the balance in the participant’s account and bear interest at rates which are commensurate with local prevailing rates at the time of issuance. Principal and interest are paid ratably through periodic payroll deductions.

Payment of Benefits

Participants are entitled to their vested account balance upon retirement, termination, disability or death. A participant may elect to receive their benefit in the form of a lump-sum payment or periodic installments not to exceed 15 years.  Participants experiencing financial hardship may make in-service withdrawals in accordance with the provisions of the plan.

Note 2 - Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the plan are prepared under the accrual method of accounting.

Investments

Investments are reported at fair value in accordance with accounting principles generally accepted in the United States (“GAAP”). See Note 3 for a discussion on fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Effective January 1, 2010, the plan adopted new guidance that requires it to report significant transfers within the fair value hierarchy between Level 1 and Level 2 and the reasons for those transfers, as well as disclosing the reasons for transfers in or out of Level 3. Additionally, the guidance requires the plan to clarify existing disclosure requirements about the level of disaggregation and inputs and valuation techniques. The adoption of this guidance did not have a significant impact on the plan’s financial statements, other than expanded disclosures.

The new guidance also requires the reconciliation of changes in Level 3 fair value measurements to present purchases, sales and settlements separately on a gross basis rather than as a net amount, effective for fiscal years beginning after December 15, 2010. The adoption of this guidance did not have a significant impact on its financial statements.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. Investments in fully benefit-responsive investment contracts are presented at fair value in the statements of net assets available for benefits, and the amount representing the difference between fair value and contract value of these investments is presented as a separate line item in the statements of net assets available for benefits. The plan invests in fully benefit-responsive investment contracts held in the Fidelity Managed Income Portfolio II and the statement of changes in net assets available for benefits is prepared on a contract value basis.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based on the terms of the plan document.

Payment of Benefits

Benefits are recorded when paid.

Management Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of additions to and deductions from net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Subsequent Events

Material subsequent events are evaluated for disclosure up to the time of issuance of the financial statements.

Note 3 - Fair Value Measurements

GAAP defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the principal market or, in the absence of a principal market, the most advantageous market accessible to the reporting entity as of the measurement date. Under GAAP, the principal market is the market in which the reporting entity would sell the asset or transfer the liability with the greatest volume and level of activity. The most advantageous market, which may be a hypothetical market, is the market in which the reporting entity would sell the asset or transfer the liability with the price that maximizes the amount that would be received for the asset or minimizes the amount that would be paid to transfer the liability, considering transaction costs in the respective market.

GAAP describes three approaches to measuring fair value: the market approach, the income approach and the cost approach. Each approach includes multiple valuation techniques. GAAP does not prescribe which valuation technique should be used when measuring fair value, but does establish a fair value hierarchy that prioritizes the inputs used in applying the various techniques based on the degree to which such inputs are observable to market participants. Inputs broadly refer to the assumptions that market participants use to make pricing decisions, including assumptions about risk.

The plan’s investments are classified in one of the following three categories based upon the inputs used to determine their respective fair values.

•                  Level 1 - Quoted prices (unadjusted) for identical assets or liabilities in active markets as of the reporting date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

•                  Level 2 - Observable market-based inputs or unobservable inputs that are corroborated by market data. These inputs may include quoted prices for similar assets or liabilities in active markets as well as quoted prices for identical or similar assets or liabilities in inactive markets.

•                  Level 3 - Unobservable inputs that cannot be corroborated by market data. These inputs reflect management’s best estimate of fair value using its own assumptions about the assumptions a market participant would use in pricing the asset or liability.

When the inputs used to value an investment fall into more than one level, the investment is classified in its entirety based on the lowest level input that is significant to that investment’s fair value measurement. Management’s assessment of the significance of a particular input to the fair value measurement requires judgment and is dependent on factors specific to the investment. Valuation techniques used need to maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

As of December 31, 2011 and 2010, the following valuation methodologies have been used to value the plan’s investments:

•                  Mutual funds - Valued at the reported net asset value (“NAV”) of the shares held by the plan at year-end.

•                  Common collective trust - Valued at the NAV per unit as determined by the administrator of the trust. Such NAV is based on the value of the underlying assets and liabilities of the trust. The investment objective of the trust held by the plan is to preserve principal and provide a stable return over the life of the investment. Participants may transfer funds in and out of the trust on a daily basis without any prohibitive restrictions.

•                  Common stock funds - Valued at the closing price of the underlying stock as reported on a national securities exchange plus uninvested cash held in the fund.

•                  Money market funds - Valued at net asset value of $1 as reported by the fund manager.

The methods described above may produce a fair value calculation that might not be indicative of net realizable value or reflective of future fair values. Furthermore, while the plan believes its valuation methods are appropriate and consistent with other market participants, the different methodologies or assumptions used to determine fair value of certain financial instruments could result in a different fair value measurement as of the reporting date.

The following table summarizes by level within the fair value hierarchy the plan’s investments that are measured at fair value on a recurring basis as of December 31, 2011 and 2010:

	2011
	Level 1	Level 2	Level 3	Total
Mutual Funds
Fixed Income	$34,839	$—	$—	$34,839
Balanced/Hybrid	11,740	—	—	11,740
Lifecycle	365,267	—	—	365,267
Large Value Equity	26,648	—	—	26,648
Large Blend Equity	321,435	—	—	321,435
Large Growth Equity	94,509	—	—	94,509
Small Blend Equity	42,843	—	—	42,843
International Equity	192,707	—	—	192,707
Common Collective Trust
Stable Value	—	824,943	—	824,943
Common Stock Funds	87,410	—	—	87,410
Money Market Fund	864	—	—	864

	$1,178,262	$824,943	$—	$2,003,205

	2010
	Level 1	Level 2	Level 3	Total
Mutual Funds
Fixed Income	$25,996	$—	$—	$25,996
Balanced/Hybrid	10,293	—	—	10,293
Lifecycle	234,691	—	—	234,691
Large Value Equity	24,992	—	—	24,992
Large Blend Equity	299,536	—	—	299,536
Large Growth Equity	88,062	—	—	88,062
Small Blend Equity	39,487	—	—	39,487
International Equity	231,390	—	—	231,390
Common Collective Trust
Stable Value	—	696,248	—	696,248
Common Stock Funds	94,958	—	—	94,958
Money Market Fund	554	—	—	554

	$1,049,959	$696,248	$—	$1,746,207

The plan’s investments are exposed to risks such as interest rate, credit and overall market volatility. Due to these risk factors, it is reasonably possible that changes in the value of investments will occur in the near term and could materially affect the amounts reported in the financial statements.

Note 4 - Investments

The following investments represent 5% or more of the plan’s net assets as of December 31, 2011 or 2010:

	2011		2010
	Number	Fair	Number	Fair
	of Units	Value	of Units	Value
Common Collective Trust
Fidelity Managed Income Portfolio II
(Contract value $804,900 and $689,442, respectively)	804,900	$824,943	689,442	$696,248
Mutual Funds
Fidelity Spartan 500 Index Fund	7,225	321,435	6,734	299,536
American Funds Europacific Growth Fund	3,100	108,770	3,206	132,444
Vanguard Total International Stock Index Fund	—	—	6,278	98,946

For the year ended December 31, 2011, the plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) as follows:

Mutual funds	$(49,714)
Common stock funds	9,096
$(40,618)

Note 5 - Common Stock Funds

As a result of MJN’s spinoff from Bristol-Myers Squibb Company (“BMS”) in February 2009, investments of $121,328 in the BMS Stock Fund were received by the plan. In December 2009, participants were given the one-time opportunity to exchange shares of BMS stock for shares of MJN stock in conjunction with BMS’s divestiture of its remaining interest in MJN. This resulted in $62,871 being transferred from the BMS Stock Fund to the MJN Stock Fund.

Participants were allowed to make transfers out of the two common stock funds into other investment options offered by the plan, but could not make transfers into or allocate any portion of their participant or employer contributions into either of the common stock funds during 2009. The BMS Stock Fund was liquidated on September 30, 2010 with the resulting proceeds being allocated to the plan’s other investment options as directed by the participants. On February 1, 2010, the plan was amended to allow participants to make transfers into and allocate contributions to the MJN Stock Fund.

Dividends pertaining to BMS and MJN common stock may be reinvested or received by participants in cash in accordance with the provisions of the plan. Dividends received in cash will be taxed as ordinary income to the participant but will not be subject to the 10% additional tax associated with early withdrawals.

Note 6 - Party-in-Interest Transactions

Certain plan investments are shares in registered investment companies managed by an affiliate of the plan’s third-party administrator and trustee and, therefore, transactions in these investments qualify as party-in-interest transactions.

In addition, certain administrative, legal and accounting services are performed by Company personnel on behalf of the plan. No charges are made to the plan for such services.

See Note 5 for additional exempt party-in-interest transactions.

Note 7 - Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the plan to discontinue its contributions at any time and to terminate the plan subject to the provisions of ERISA.

Note 8 - Tax Status

The Department of the Treasury of the Commonwealth of Puerto Rico has determined and informed the Company that the plan is designed in accordance with applicable laws and regulations and is, therefore, not subject to tax under present law. The plan is required to operate in conformity with Department of the Treasury of the Commonwealth of Puerto Rico regulations to maintain its qualification. The plan administrator is not aware of any course of action or series of events that have occurred that might adversely affect the plan’s qualified status.

Note 9 - Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 as of December 31, 2011 and 2010:

	2011	2010

Net assets available for benefits per the financial statements	$2,197,770	$1,904,048
Employer additional and transition contributions receivable	(108,183)	(100,515)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	20,043	6,806
Net assets available for benefits per Form 5500	$2,109,630	$1,810,339

The following is a reconciliation of changes in net assets available for benefits per the financial statements to Form 5500 for the year ended December 31, 2011:

Net increase in net assets available for benefits per the financial statements	$293,722
2010 employer additional and transition contributions receivable	100,515
2011 employer additional and transition contributions receivable	(108,183)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	13,237
Net increase in net assets available for benefits per Form 5500	$299,291

Mead Johnson Nutrition (Puerto Rico) Inc. Retirement Savings Plan

Schedule H, line 4i - Schedule of Assets Held at End of Year

December 31, 2011

E.I.N. 26-3546226  Plan Number 002

		(c)
	(b)	Description of Investment,
	Identity of Issuer,	Including Maturity Date,	(e)
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
(a)	Similar Party	Par or Maturity Value	Value

		Interest-Bearing Cash
*	Fidelity	Retirement Money Market Portfolio Fund	$864

		Common Collective Trust
*	Fidelity	Managed Income Portfolio II (Contract value $804,900)	824,943

		Mutual Funds
*	Fidelity	Growth Company Fund	94,509
*	Fidelity	Puritan Fund	11,740
*	Fidelity	U.S. Bond Index Fund	34,839
*	Fidelity	Spartan 500 Index Fund	321,435
	T. Rowe Price	Retirement 2005 Fund	2,748
	T. Rowe Price	Retirement 2015 Fund	69,364
	T. Rowe Price	Retirement 2025 Fund	75,301
	T. Rowe Price	Retirement 2035 Fund	36,815
	T. Rowe Price	Retirement 2045 Fund	9,455
	T. Rowe Price	Retirement 2040 Fund	55,268
	T. Rowe Price	Retirement 2030 Fund	81,034
	T. Rowe Price	Retirement 2020 Fund	29,814
	T. Rowe Price	Retirement Income Fund	5,468
	Goldman Sachs	Large Cap Value Fund	26,648
	Northern	Institutional Small Company Index Fund	16,185
	Royce	Pennsylvania Mutual Investment Fund	26,658
	Vanguard	Total International Stock Index Fund	83,937
	American Funds	Europacific Growth Fund	108,770

		Common Stock Funds
*		Mead Johnson Nutrition Co. - 1,268 shares	87,410

*		Participant loans - 4.25% to 9.25%	94,698

			$2,097,903

*                   Party-in-interest

See independent auditor’s report regarding supplemental information.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MEAD JOHNSON NUTRITION
(PUERTO RICO) INC.
RETIREMENT SAVINGS PLAN

By: Mead Johnson Nutrition (Puerto Rico) Inc., Plan Administrator

Date: June 26, 2012		/s/ C. Kevin Wilson
	Name:	C. Kevin Wilson
	Title:	Vice President

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

23.1	Consent of Blackman Kallick, LLP